Mail Stop 4561

November 14, 2007

Dave Côté
President and Chief Executive Officer
Packeteer, Inc.
10201 North De Anza Blvd.
Cupertino, CA 95014
(408) 873-4400

      Re: **Packeteer, Inc. (File No. 000-26785)**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-Q for the Quarterly Period Ended September 30, 2007

Dear Mr. Côté,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

In-Process Research and Development, page 33

1.   We note that you expensed $1.8 million in 2006 for IPR&D related to the acquisition of Tacit Networks, Inc. Tell us what consideration you gave to including the following disclosures in your discussion of IPR&D:

- The nature and timing of the remaining efforts for completion;

- The anticipated completion date and the date you will begin benefiting from the IPR&D;

- The projected costs to complete the projects;

- In subsequent periodic filings, the status of your efforts for completion of the R&D projects and the impact from any delays; and

- In subsequent periodic filings, an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.

Liquidity and Capital Resources, page 34

2.   You indicate that shipment linearity, representing the level of shipments throughout a particular quarter, is a one of the factors expected to contribute to fluctuations in cash provided by operating activities in future periods. As such, it appears that shipment linearity may be a key indicator of financial condition and/or operating performance. Tell us what consideration you gave to providing disclosure of the level of shipments for each of the periods presented. Refer to Section III.B.1 of "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (Release No. 34-48960).

3.   We note that your days sales outstanding (DSO) increased from 46 days as of December 31, 2005 to 68 days as of December 31, 2006. Further describe the specific factors causing this significant increase as of December 31, 2006. We note your general disclosure that DSO is impacted by shipment linearity, collections performance, and shipment levels near quarter-end. As part of your response, tell us whether you offered any extended payment terms and the impact, if any, on revenue recognition.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 46

4.   You indicate that you defer revenue based on the level of inventory in the distribution channel. Identify the authoritative accounting literature relied upon as the basis for this deferral. Tell us how you considered paragraph 30 of SOP

> 97-2. Explain to us the significant terms of your distribution arrangements, including whether the sales price is subject to change.

Quantification of Errors, page 58

5.   We note that you recorded a cumulative effect adjustment to the opening 2006 accumulated deficit in the amount of $350,000 as a result of the implementation of SAB 108. Tell us more about the specific errors that had been made related to the recording of rebate reserves. In this regard, explain the nature and amount of each individual error being corrected in the cumulative adjustment including how each error being corrected arose. In your response, tell us what consideration you gave to disclosing these details in your filing. We refer you to the Interpretive Response to Question 3 of SAB 108.

Controls and Procedures

(a) Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures, page 74

6.   Please tell us whether the assessment of your disclosure controls and procedures by your principal executive officer and principal financial officer was based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In your response, also address your assessments for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

(c) Changes in Internal Control Over Financial Reporting, page 74

7.   We note your disclosure that you are implementing changes in order to remediate the material weaknesses. Tell us what consideration you gave to disclosing in greater detail the specific steps the company has taken to remediate the material weakness and the status of your progress towards implementing these changes. Your disclosure should provide enough detail to substantiate why these changes will help to remediate the material weakness. We note similar disclosure in your Form 10-Q for the quarterly period ended September 30, 2007. Your discussion of the changes in internal controls over financial reporting should provide a materially complete description of such changes. Tell us what consideration you gave to providing these disclosures in prior filings and confirm that you will consider these disclosures in future filings.

Exhibits 31.1 and 31.2

8.   We note that you have included the certifying individuals' employment titles in the first sentence of the certifications. We note similar language in the certifications included as exhibits to your Form 10-Qs for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007. The language of the certifications required by Item 601(b)(31) of Regulation S-X must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Dave Côté and David Yntema signed these certifications in their individual capacity and remove the certifying individuals' employment titles in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 17

9.   You indicate that the shortfalls in revenues resulted from, among other factors, product transition issues experienced during the nine months ended September 30, 2007. Further describe these product transition issues. Also tell us what impact, if any, the focus on acceleration related technologies and new product introductions had on your assessment of inventory obsolescence as of September 30, 2007.

Controls and Procedures, page 26

10.   We note your statement that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were "sufficiently effective." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please clarify your certifying officers' conclusion as to the effectiveness of disclosure controls and procedures. Confirm that you will clarify the conclusion in future filings. Please also address your assessments for the quarterly periods ended March 31, 2007 and June 30, 2007.

                            *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief